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                                                                   Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]



                      Vivendi Universal Addresses Tax Issue
                             Regarding News Reports



Paris, April 2, 2003 - Following the publication of two articles today that could mislead the public, Vivendi Universal (Paris Bourse: EX FP; NYSE: V) wants to give an update on the tax treatment of the DuPont shares. This is a long-standing subject on which consistent information has regularly been provided in the company's accounts since the merger of Seagram, Vivendi and Canal+.

On April 6, 1995, the DuPont group redeemed 156 million of its own shares from Seagram. For tax purposes, the resulting proceeds of $8.8 billion were treated as a taxable dividend and, in compliance with US tax law, 80% of that amount was reported as an income tax deduction. The tax due on the remaining 20% was paid in 1995.

At the time, a great deal was written about this transaction, and its tax treatment even gave rise to public debate in the United States.

Under the US tax rules in effect in 1995, this dividend received deduction gave rise to a deferred US income tax liability that will not be paid until Seagram disposes of the shares that it holds in DuPont. In accordance with financial reporting and accounting requirements Seagram recorded that deferred tax liability of $1.5 billion in its financial statements and accounts. That provision appears clearly in the Seagram accounts, then in those of Vivendi Universal since the merger of Vivendi, Seagram and Canal+, as a separate item under the heading "Deferred taxes".

Seagram has been in discussions with the US tax authorities since 1998, in the aim of confirming that the dividend tax treatment used was correct. The matter is currently before the Appeals Division of the IRS. These discussions are ongoing in line with normal practice in the United States.

If the transaction had been reported as a sale or exchange instead of a dividend, then additional tax of $1.5 billion would have been paid in 1995.

Vivendi Universal's position is that the tax treatment is fully compliant with US tax laws in force at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal believes that this dispute with the IRS will be resolved so as not to have a material adverse effect on its financial statements as a whole.



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Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that the above-referenced tax issue may not be resolved with the IRS in exactly the manner expected; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.


CONTACTS:

Media                           Investor Relations
Paris                           Paris
Antoine Lefort                  Laurence Daniel
+33 (1) 71.71.1180              +33 (1) 71.71.1233
Alain Delrieu
+33 (1) 71.71.1086
New York                        New York
Anita Larsen                    Eileen McLaughlin
+(1) 212.572.1118               +(1) 212.572.8961